SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2007

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                              TAT Technologies Ltd.

6-K Items

1. Press Release re TAT's Subsidiary Limco-Piedmont Filed a Registration Statement for I.P.O dated April 17, 2007.




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                                                                          ITEM 1

Press Release                                       Source: TAT Technologies Ltd

TAT's Subsidiary Limco-Piedmont Filed a Registration Statement for I.P.O

Tuesday April 17, 8:40 am ET

GEDERA, Israel, April 17 /PRNewswire-FirstCall/ -- TAT Technologies Ltd. (NASDAQ: TATTF - News) announced today that its wholly-owned subsidiary, Limco-Piedmont Inc., filed a registration statement with the Securities and Exchange Commission yesterday with respect to a proposed underwritten initial public offering of shares of common stock.

Limco-Piedmont Inc. expects to use the proceeds from the offering for general corporate purposes, including working capital, and for the repayment of approximately $4 million in indebtedness to TAT Technologies

The underwriters of the offering are Oppenheimer & Co. Inc. and Stifel, Nicolaus & Company, Incorporated. When available, copies of a written prospectus meeting the requirements of Section 10 of the Securities Act of 1933 relating to this offering may be obtained from Oppenheimer & Co. Inc., 125 Broad Street, 15th floor, New York, NY 10004, Telephone (212) 668-8000. Electronic copies of the registration statement are available from the Securities and Exchange Commission's website address at www.sec.gov.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission, but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective.

About Limco-Piedmont Inc.

Limco-Piedmont Inc. is a leading provider of maintenance, repair and overhaul, or MRO, services and parts supply services to the aerospace industry. Limco-Piedmont specializes in MRO services for components of aircraft, such as heat transfer components, auxiliary power units, propellers, landing gear and pneumatic ducting. Limco-Piedmont is also an original equipment manufacturer of heat transfer equipment for airplane manufacturers and other related products.

Limco-Piedmont was incorporated on February 28, 2007 as a successor to Limco-Airepair, Inc., which was incorporated in Oklahoma in 1995 upon the merger of three aerospace companies that had been acquired by TAT Technologies Ltd. from 1992 to 1995.

About TAT Technologies

TAT, together with its subsidiaries, is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition the company manufactures and overhauls aircraft accessories and systems such as pumps, valves, power systems, turbines, etc.

    Att'n: TAT Technologies
    Mr. Israel Ofen
    Executive Vice-President and Chief Financial Officer
    +972-8-859-5411





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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                 (Registrant)



                                            By: /s/Israel Ofen
                                                --------------
                                                 Israel Ofen
                                                 Executive Vice President and
                                                 Chief Financial Officer


Date: April 23, 2007